UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): April 29, 2008



T H E   D I X I E   G R O U P

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7010

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   **Results of Operations and Financial Condition.**

On April 29, 2008, The Dixie Group, Inc. issued a press release reporting results for the first quarter ended March 29, 2008.

Item 9.01.   **Financial Statements and Exhibits.**

(c)   Exhibits

(99.1)   Press Release, dated April 29, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 29, 2008   **THE DIXIE GROUP, INC.**

                                             By: /s/ Gary A. Harmon
                                            Gary A. Harmon
                                            Chief Financial Officer

EXHIBIT 99.1



CONTACT: Gary A. Harmon
           Chief Financial Officer
           (706) 876-5851
           gary.harmon@dixiegroup.com

THE DIXIE GROUP REPORTS FIRST QUARTER 2008 RESULTS

CHATTANOOGA, Tenn. (April 29, 2008) -- The Dixie Group, Inc. (NASDAQ:DXYN) today reported financial results for the first quarter ended March 29, 2008. For the first quarter, income from continuing operations was $82,000, or $0.01 per diluted share, compared with income from continuing operations of $237,000, or $0.02 per diluted share, for the first quarter of 2007. Sales for the first quarter of 2008 were $70,722,000, down 5% from sales of $74,490,000 in the year-earlier quarter.

Commenting on the results, Daniel K. Frierson, chairman and chief executive officer, said, "The carpet industry continued to be adversely affected by declining sales of new and existing residential housing units, difficult credit conditions, and contracting consumer confidence. Industry sales declined 7% compared with the year-earlier first quarter, while our first quarter carpet sales reflected a 3% year-over-year decline. Our residential carpet business was down 10.6%, slightly less than the industry's residential carpet decline, but our commercial carpet business grew over 10%, well ahead of the industry's commercial carpet growth.

"Our new residential products have been well placed and received favorably by our customers, which should enhance our efforts to continue increasing market share within the markets we serve. Wool carpet collections were introduced late last year by Masland and earlier this year by Fabrica, and we plan to expand our wool product offerings later this year. Dixie Home's introductions, including the new Lifestyles collection, were well received at Surfaces, and samples already have been shipped to customers. The growth of our commercial carpet business reflects the success of our modular/carpet tile products and our Dixie Home and Office collections of Stainmaster® commercial products. Our commercial carpet sales and profitability continue to benefit from these products.

"The first quarter typically is the slowest and most difficult quarter for our business. This seasonal weakness, together with soft conditions in the residential portion of our business, has put pressure on our margins and our ability to leverage costs. However, improved operating performance and reductions in selling and administrative expenses offset most of the effect of lower fixed cost absorption and higher raw material and other costs. Our gross margin percent declined a modest 0.2% to 29.1% while selling and administrative expenses increased only 0.2% to 26.8%. The price increases we announced in the first quarter should be fully implemented by the end of this quarter; however, additional raw material and other price increases are predicted for the industry.

"Although severe weakness in the housing industry and tough credit conditions will likely persist throughout this year, we expect improved sales volumes during the second quarter as a result of the normal seasonality of the carpet industry and our business. We believe that conditions in the residential portion of our industry will improve somewhat in the last half of this year, but the rate of growth of commercial carpet sales is expected to slow. We anticipate our sales to continue to outpace those of the carpet industry as a whole, due to the performance of our commercial business and the projected effect of our new residential products," Frierson concluded.

During the first quarter of this year, the Company purchased 137,975 shares of its Common Stock at an average price of $8.26 per share pursuant to the program authorized by the Board of Directors to repurchase up to $10.0 million of the Company's Common Stock. Current stock prices suggest that repurchases of the Company's Stock represent an excellent investment.

The Company's loss from discontinued operations was $69,000, or $0.01 per diluted share, for the first quarter of 2008, compared with a loss of $66,000, or $0.01 per diluted share, for the first quarter of 2007. Including discontinued operations, the Company reported net income of $13,000, or $0.00 per diluted share, for the first quarter of 2008 compared with net income of $171,000, or $0.01 per diluted share, for the first quarter of 2007.

A listen-only Internet simulcast and replay of Dixie's conference call may be accessed with appropriate software at the Company's web site or at www.earnings.com. The simulcast will begin at approximately 11:00 a.m. Eastern Time on April 29, 2008. A replay will be available approximately two hours later and will continue for approximately 30 days. If Internet access is unavailable, a listen-only telephonic conference will be available by dialing (913) 312-1486 at least ten minutes before the appointed time. A seven-day telephonic replay will be available two hours after the call ends by dialing (719) 457-0820 and entering 1417923 when prompted for the access code.

The Dixie Group (www.thedixiegroup.com) is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets and Dixie Home brands.

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

THE DIXIE GROUP, INC.
Consolidated Condensed Statements of Operations
(unaudited; in thousands, except earnings per share)

		Three Months Ended		
		March 29, 2008		March 31, 2007
NET SALES	$	70,722	$	74,490
Cost of sales		50,165		52,671
GROSS PROFIT		20,557		21,819
Selling and administrative expenses		18,943		19,778
Other operating income		(148)		(28)
Other operating expense		187		125
OPERATING INCOME		1,575		1,944
Interest expense		1,476		1,557
Other income		(61)		(14)
Other expense		8		17
Income from continuing operations before income taxes		152		384
Income tax provision		70		147
Income from continuing operations		82		237
Loss from discontinued operations, net of tax		(69)		(66)
NET INCOME	$	13	$	171
BASIC EARNINGS (LOSS) PER SHARE:				
Continuing operations	$	0.01	$	0.02
Discontinued operations		(0.01)		(0.01)
Net income	$	0.00	$	0.01
DILUTED EARNINGS (LOSS) PER SHARE:				
Continuing operations	$	0.01	$	0.02
Discontinued operations		(0.01)		(0.01)
Net income	$	0.00	$	0.01
Weighted-average shares outstanding:				
Basic		12,649		12,771
Diluted		12,768		12,976

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THE DIXIE GROUP, INC.
Consolidated Condensed Balance Sheets
(in thousands)

	March 29, 2008		December 29, 2007	
ASSETS	*(Unaudited)*			
Current Assets				
Cash and cash equivalents	$	284	$	427
Accounts receivable, net		32,457		32,868
Inventories		82,331		75,928
Other		9,965		7,742
Total Current Assets		125,037		116,965
Net Property, Plant and Equipment		101,775		102,378
Goodwill		56,689		56,743
Other Assets		14,261		14,152
TOTAL ASSETS	$	297,762	$	290,238
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued expenses	$	36,073	$	32,734
Current portion of long-term debt		8,894		8,817
Total Current Liabilities		44,967		41,551
Long-Term Debt				
Senior indebtedness		66,098		60,119
Capital lease obligations		2,185		2,547
Convertible subordinated debentures		17,162		17,162
Deferred Income Taxes		11,520		11,726
Other Liabilities		14,804		15,019
Stockholders' Equity		141,026		142,114
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	297,762	$	290,238

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